[LETTERHEAD OF SHEARMAN & STERLING LLP]

February 1, 2006

BY EDGAR TRANSMISSION

Securities and Exchange Commission
Station Place, 100 F Street, N.E.
Washington, D.C. 20549

Iron Acquisition Corporation
Amendment No. 5 to Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

        On behalf of Iron Acquisition Corporation, a Delaware corporation ("Purchaser"), and BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"), transmitted herewith via the Securities and Exchange Commission's EDGAR system for filing, pursuant to Regulation 14D under the Securities Exchange Act of 1934, as amended, is Amendment No. 5 (the "Amendment") to the Tender Offer Statement on Schedule TO filed with the Commission on January 9, 2006, and as amended by Amendment No. 1 filed on January 18, 2006, Amendment No. 2 filed on January 20, 2006, Amendment No. 3 filed on January 24, 2006 and Amendment No. 4 filed on January 27, 2006 (as so amended, the "Statement"), by Purchaser and Parent. The Statement relates to an offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share, of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

        A copy of this letter, together with a copy of the Amendment is being sent by overnight delivery to the Company at its principal executive office and by e-mail to the New York Stock Exchange.

        Please direct any questions or comments to Peter Lyons at (212) 848-7666 or me at (212) 848-5486.

Very truly yours,
/s/ Lisa E. Toporek
Lisa E. Toporek

Enclosure

cc:
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
Attention: Mr. Barry W. Perry